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1(714) 668-6210

johndellagrotta@paulhastings.com

May 6, 2014

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company

Registration Statement on Form N-14 (File Nos. 333-195175 and 811-21593)

Dear Mr. Bartz:

On behalf of Kayne Anderson MLP Investment Company (the “Issuer”), we hereby transmit via EDGAR the following representations in connection with the Registration Statement on Form N-14 filed on April 10, 2014 (File No. 333–195175 and 811-21593) relating to the Issuer’s offer to exchange up to $75,000,000 aggregate principal amount of their Series HH Floating Rate Senior Notes due August 19, 2016 (the “New Notes”) for their outstanding Series HH Floating Rate Senior Notes due August 19, 2016 (the “Old Notes”), which were privately sold without registration under the Securities Act of 1933, as amended (the “Securities Act”). We are providing these representations on behalf of the Issuer in response to your request that we (1) provide you with a letter stating that the Issuer is registering the exchange offer in reliance on the position of the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission enunciated in the Staff s no–action letters to Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (“Morgan Stanley”), and Shearman & Sterling, available July 2, 1993 (“Shearman & Sterling”), and (2) include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters in such letter.

Representations: The Issuer is registering the exchange offer on the Registration Statement in reliance on the position of the Staff enunciated in Exxon Capital, Morgan Stanley (regarding resales) and Shearman & Sterling (with respect to the participation of broker–dealers). The Issuer has authorized us to include the following representations to the Staff:

1.

The Issuer has not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Issuer’s information and belief without independent investigation, each person participating in the exchange offer is acquiring the New Notes in its ordinary course of business and is not

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

May 6, 2014

engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the New Notes. In this regard, the Issuer will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the New Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S–K.

2.	No broker–dealer has entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the New Notes. The Issuer will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker–dealer that receives the New Notes for its own account pursuant to the exchange offer may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those New Notes. The Issuer has also included in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker–dealer that receives the New Notes for its own account pursuant to the exchange offer must represent that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market–making activities or other trading activities and must acknowledge that (i) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such New Notes, and that by so acknowledging and delivering a prospectus, the broker–dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act, and (ii) it has not entered into any arrangement or understanding with the Issuer or any of the Issuer’s affiliates to distribute the New Notes.

We respectfully request that the staff of the Division of Investment Management of the Securities and Exchange Commission review this letter and call us to discuss any questions or further comments you may have regarding the Registration Statement or this letter. Please direct any such questions or comments to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)

David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

David A. Hearth, Esq., Paul Hastings (w/encl.)